

&p-3\6\03

UF3-5-03

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03002112

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

SEC FILE NUMBER
8- 17089

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/02__ AND ENDING __12/31/02__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W. T. CABE + Co, INC

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PO Box 5498   RockFeller Center
(No. and Street)

RECEIVED
MAR 0 3 2003

NEW York   NY   10185
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PERRY COLLETTI CPA   516 343 0219
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERRY COLLETTI CPA
(Name — if individual, state last, first, middle name)

17 CONKLIN ST   FARMINGDALE   NY   11735
(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _BARBARA ABEL_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _W. T. CABE + CO., INC._____, as of _DECEMBER 31, 2002_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

PERRY COLLETTI
NOTARY PUBLIC, State of New York
No. 30-4634319
Qualified in Nassau County
Commission Expires _10/31/06_

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Certified Public Accountants
17 Conklin Street
Farmingdale, New York 11735
(516) 843-0219 fax (516) 249-2761

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors of
W. T. Cabe & Co., Inc.

I have audited the accompanying statement of financial condition of W. T. Cabe & Co., Inc. as of December 31, 2002 and the related statements of income and retained earnings, changes in stockholders' Euuity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. T. Cabe & Co., Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statement and, in my opinion, is fairly stated in all material respects, and in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Perry Colletti
Certified Public Accountant

Farmingdale, NY
Febuuary, 12, 2003

W. T. CABE & CO. INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS
  CASH   81,844
  SECURITIES AT MARKET VALUE   33,818

TOTAL CURRENT ASSETS   115,662

TOTAL ASSETS   115,662

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  ACCRUED EXPENSES & PAYABLES   33,436
  SUBORDINATED NOTE PAYABLE - OFFICER   25,000

TOTAL CURRENT LIABILITIES   58,436

STOCKHOLDER'S EQUITY
  COMMON STOCK, $.01 PAR VALUE, AUTHORIZED
  1,000,000 SHARES; ISSUED 323,700 SHARES   3,237
  PREFERRED STOCK, $10 PAR VALUE, AUTHORIZED
  250,000 SHARES; ISSUED 20,700 SHARES   207,000
  CAPITAL CONTRIBUTED IN EXCESS OF PAR   64,797
  RETAINED EARNINGS   (214,206)

TOTAL   60,828

LESS: TREASURY STOCK   3,602

TOTAL STOCKHOLDERS EQUITY   57,226

TOTAL LIABILITIES & STOCKHOLDERS EQUITY   115,662

W. T. CABE & CO., INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2002

INCOME	
NET REVENUES	2,512
GAIN (LOSS) ON INVESTMENT HOLDINGS	(17,367)
TOTAL	(14,855)
OPERATING EXPENSES	
INTEREST	2,500
OTHER EXPENSES	3,085
TOTAL OPERATING EXPENSES	5,585
INCOME BEFORE INCOME TAXES	(20,440)
PROVISION FOR TAXES	0
NET INCOME	(20,440)
RETAINED EARNINGS BEGINNING	(193,766)
RETAINED EARNINGS END	(214,206)

W. T. CABE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	TOTAL	COMMON STOCK	PREFERRED STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
STOCKHOLDERS' EQUITY JANUARY 1, 2002	77,666	3,237	207,000	64,797	(193,766)	(3,602)
NET INCOME (LOSS)	(20,440)				(20,440)	
OTHER ADDITIONS	0	0	0	0	0	0
STOCKHOLDERS' EQUITY DECEMBER 31, 2002	57,226	3,237	207,000	64,797	(214,206)	(3,602)

W. T. CABE & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	(20,440)
ADJUSTMENTS TO RECONCILE NET INCOME TO	
NET CASH USED IN OPERATIONS	
SECURITIES AT MARKET VALUE (DECREASE)	(40,149)
ACCRUED EXPENSES (INCREASE)	(2,500)
TOTAL	(42,649)
NET CASH PROVIDED FROM OPERATIONS	22,209
CASH FLOWS FROM INVESTING ACTIVITIES:	
INCREASE (DECREASE) IN CASH	
SUBORDINATED NOTE PAYABLE - OFFICER	(25,000)
SUBORDINATED NOTE PAYABLE - OFFICER RENEWED	25,000
NET CASH FLOWS FROM INVESTING ACTIVITIES	0
NET DECREASE IN CASH	22,209
CASH JANUARY 1, 2002	59,635
CASH DECEMBER 31, 2002	81,844

W. T. CABE & CO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Nature if Business

 The principal business activity of W.T. Cabe & Co., Inc. is to act as a retailer of Corporate securities. Revenues are derived from commissions, trading fees, interest, and dividends.

2. Significant Accounting Policies

 Securities transactions and related trading gains or losses and commissions payable are recorded on a trade date basis.

 Furniture, fixtures and equipment are recorded at cost. Expenditures for repairs and maintenance are charged to income and expenditures for additions are capitalized. Depreciation is provided over the estimated useful lives of the assets using accelerated methods. The Company moved its main office from New York to Connecticut in 1989.

3. Subordinated Note Payable, Officer

 An officer if the Company holds a subordinated demand note which was entered into on November 29, 1988 and matured in November 29, 1989. The obligation to pay the principal amount of $25,000 plus interest at the rate of 9.25% per annum are subordinated to the claims of all present and future creditors of the Company. The note was renewed for $25,000 on November 29, 1989, November 29, 1990, November 29, 1991, November 29, 1992 November 29, 1993, November 29, 1994, November 29, 1995, November 29, 1996 November 29, 1997, November 29, 1998, November 29, 1999, November 29, 2000, and November 29, 2001, and November 29, 2002 for one year.

4. Income Taxes

 For tax purposes the Company has a federal net operating loss carryforward of approximately $288,000. New York State and New York City Corporate Franchise taxes were computed using the fixed dollar minimum tax.

5. Net Capital Requirements

 The company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1. The net capital and aggregate indebtedness change from day to day, but as of December 31, 2002 the Company had net capital of $71,992 which exceeded the requirement of $5000 by $71,992.

W. T. CABE & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2002

CREDITS		
SHAREHOLDERS' EQUITY		57,226
SUBORDINATED NOTE PAYABLE - OFFICER		25,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		82,226
HAIRCUTS ON SECURITY POSITIONS		5,234
NET CAPITAL		76,992
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		71,992
AGGREGATE INDEBTEDNESS:		
ACCOUNTS PAYABLE	936	
INTEREST PAYABLE	32,500	
TOTAL	33,436	
	x.0667	
MINIUM		2,229
A1 RATIO	33,436 =	0.43
	76,992	
DEBT RATIO	25,000 =	0.30
	82,226	

THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE ABOVE
COMPUTATION AND THE COMPUTATION INCLUDED IN THE COMPANY'S
CORRESPONDING UNAUDITED FORM X-17a-5 11A FILING.

W. T. CABE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2002

CONTENTS

Auditor's Report

Statement of Financial Condition

Statement of Income and Retained Earnings

Statement of Changes in Stockholders' Equity

Statement of Cash Flows

Notes to Financial Statements

Supporting Schedule
  Computation of Net Capital Pursuant to the
  Uniform Net Capital Rule 15c3-1

PERRY COLLETTI
Certified Public Accountants
17 Conklin Street
Farmingdale, New York 11735
(516) 843-0219 fax (516) 249-2761

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors of
W. T. Cabe & Co., Inc.

I have audited the accompanying statement of financial condition of W. T. Cabe & Co., Inc. as of December 31, 2002 and the related statements of income and retained earnings, changes in stockholders' Euuity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. T. Cabe & Co., Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statement and, in my opinion, is fairly stated in all material respects, and in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Perry Colletti
Certified Public Accountant

Farmingdale, NY
Febuuary, 12, 2003

W. T. CABE & CO. INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
CASH	81,844
SECURITIES AT MARKET VALUE	33,818
TOTAL CURRENT ASSETS	115,662
TOTAL ASSETS	115,662

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
ACCRUED EXPENSES & PAYABLES	33,436
SUBORDINATED NOTE PAYABLE - OFFICER	25,000
TOTAL CURRENT LIABILITIES	58,436
STOCKHOLDER'S EQUITY	
COMMON STOCK, $.01 PAR VALUE, AUTHORIZED 1,000,000 SHARES; ISSUED 323,700 SHARES	3,237
PREFERRED STOCK, $10 PAR VALUE, AUTHORIZED 250,000 SHARES; ISSUED 20,700 SHARES	207,000
CAPITAL CONTRIBUTED IN EXCESS OF PAR	64,797
RETAINED EARNINGS	(214,206)
TOTAL	60,828
LESS: TREASURY STOCK	3,602
TOTAL STOCKHOLDERS EQUITY	57,226
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	115,662

W. T. CABE & CO., INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2002

INCOME	
NET REVENUES	2,512
GAIN (LOSS) ON INVESTMENT HOLDINGS	(17,367)
TOTAL	(14,855)
OPERATING EXPENSES	
INTEREST	2,500
OTHER EXPENSES	3,085
TOTAL OPERATING EXPENSES	5,585
INCOME BEFORE INCOME TAXES	(20,440)
PROVISION FOR TAXES	0
NET INCOME	(20,440)
RETAINED EARNINGS BEGINNING	(193,766)
RETAINED EARNINGS END	(214,206)

W. T. CABE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	TOTAL	COMMON STOCK	PREFERRED STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
STOCKHOLDERS' EQUITY JANUARY 1, 2002	77,666	3,237	207,000	64,797	(193,766)	(3,602)
NET INCOME (LOSS)	(20,440)				(20,440)	
OTHER ADDITIONS	0	0	0	0	0	0
STOCKHOLDERS' EQUITY DECEMBER 31, 2002	57,226	3,237	207,000	64,797	(214,206)	(3,602)

W. T. CABE & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME	(20,440)
ADJUSTMENTS TO RECONCILE NET INCOME TO	
NET CASH USED IN OPERATIONS	
SECURITIES AT MARKET VALUE (DECREASE)	(40,149)
ACCRUED EXPENSES (INCREASE)	(2,500)
TOTAL	(42,649)
NET CASH PROVIDED FROM OPERATIONS	22,209
CASH FLOWS FROM INVESTING ACTIVITIES:	
INCREASE (DECREASE) IN CASH	
SUBORDINATED NOTE PAYABLE - OFFICER	(25,000)
SUBORDINATED NOTE PAYABLE - OFFICER RENEWED	25,000
NET CASH FLOWS FROM INVESTING ACTIVITIES	0
NET DECREASE IN CASH	22,209
CASH JANUARY 1, 2002	59,635
CASH DECEMBER 31, 2002	81,844

W. T. CABE & CO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Nature if Business

The principal business activity of W.T. Cabe & Co., Inc. is to act as a retailer of Corporate securities. Revenues are derived from commissions, trading fees, interest, and dividends.

2. Significant Accounting Policies

Securities transactions and related trading gains or losses and commissions payable are recorded on a trade date basis.

Furniture, fixtures and equipment are recorded at cost. Expenditures for repairs and maintenance are charged to income and expenditures for additions are capitalized. Depreciation is provided over the estimated useful lives of the assets using accelerated methods. The Company moved its main office from New York to Connecticut in 1989.

3. Subordinated Note Payable, Officer

An officer if the Company holds a subordinated demand note which was entered into on November 29, 1988 and matured in November 29, 1989. The obligation to pay the principal amount of $25,000 plus interest at the rate of 9.25% per annum are subordinated to the claims of all present and future creditors of the Company. The note was renewed for $25,000 on November 29, 1989, November 29, 1990, November 29, 1991, November 29, 1992 November 29, 1993, November 29, 1994, November 29, 1995, November 29, 1996 November 29, 1997, November 29, 1998, November 29, 1999, November 29, 2000, and November 29, 2001, and November 29, 2002 for one year.

4. Income Taxes

For tax purposes the Company has a federal net operating loss carryforward of approximately $288,000. New York State and New York City Corporate Franchise taxes were computed using the fixed dollar minimum tax.

5. Net Capital Requirements

The company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1. The net capital and aggregate indebtedness change from day to day, but as of December 31, 2002 the Company had net capital of $71,992 which exceeded the requirement of $5000 by $71,992.

W. T. CABE & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2002

CREDITS
  SHAREHOLDERS' EQUITY   57,226
  SUBORDINATED NOTE PAYABLE - OFFICER   25,000

NET CAPITAL BEFORE HAIRCUTS ON
  SECURITY POSITIONS   82,226

HAIRCUTS ON SECURITY POSITIONS   5,234

NET CAPITAL   76,992

MINIMUM NET CAPITAL REQUIREMENT   5,000

EXCESS NET CAPITAL   71,992

AGGREGATE INDEBTEDNESS:
  ACCOUNTS PAYABLE   936
  INTEREST PAYABLE   32,500

TOTAL   33,436
                                             x.0667

MINIUM   2,229

A1 RATIO $\dfrac{33,436}{76,992}$ =   0.43

DEBT RATIO $\dfrac{25,000}{82,226}$ =   0.30

THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE ABOVE
COMPUTATION AND THE COMPUTATION INCLUDED IN THE COMPANY'S
CORRESPONDING UNAUDITED FORM X-17a-5 11A FILING.

W. T. CABE & CO., INC.

ACCOUNTANTS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2002

PERRY COLLETTI
Certified Public Accountants
17 Conklin Street
Farmingdale, New York 11735
(516) 843-0219 fax (516) 249-2761

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTANTING CONTROL

To the Board of Directors of
W. T. Cabe & Co., Inc.

In planning and performing my audit of the financial statements of W.T. Cabe & Co., Inc. for the period ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study if the practices and procedures followed by W.T. Cabe & Co., Inc. that I considered relevant to the objectives stated in Rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capitol under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13. I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 (b) of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with the reasonable,
but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives on the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such an objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures are adequate at December 31, 2002 to meet the Commission's objectives.

In addition, my review indicated that W.T. Cabe & Co., Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph K (2) (iii) as of December 31,2002and no facts came to my attention to indicate that such conditions had not been complied with during this period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Very truly yours,

Perry Colletti
Certified Public Accountant

Farmingdale, NY
February 12, 2003